EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the" Agreement") is made as of August 1, 2002 between PEPCO HOLDINGS, INC. (the "Company") and JAMES P. LAVIN (the "Executive").

WHEREAS, the Company desires to retain the employment of the Executive as a key member of the Company's management team, and the Executive desires to serve the Company in such capacity; and

WHEREAS, the parties hereto desire to set forth their agreement with respect to the terms and provisions of the Executive's employment with the Company.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements of the parties set forth in this Agreement, and of other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Term of this Agreement.

The Company hereby agrees to employ the Executive and the Executive hereby agrees to continue to serve the Company, in accordance with the terms and conditions set forth herein, for a period of three (3) years, commencing as of the date set forth above, subject, however, to earlier termination as expressly provided herein.

At the expiration of the three (3) year period of employment, this contract shall expire and the employment of Executive by the Company shall be subject to similar terms and conditions as other similarly situated key members of the Company's management team with similar levels of responsibility as Executive and, as such, shall continue on an at-will basis.

Any obligations of the Company or the Executive hereunder which have not been satisfied as of the last day of the Term of this Agreement shall survive the expiration of the Term of this Agreement and shall remain in effect until such time as all such obligations have been satisfied. No additional payments are required by the termination of this Agreement.

2. Duties.

During the term of this Agreement, the Executive agrees to serve in a key management position with the Company. The Executive (a) will devote his knowledge, skill and best efforts on a full- time basis to performing his duties and obligations to the Company (with the exception of absences on account of illness or vacation in accordance with the Company's policies and civic and charitable commitments not involving a conflict with the Company's business), and (b) will comply with the directions and orders of the Board of Directors, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, or any designee thereof, with respect to the performance of his duties.

3. Affiliates.

Employment by an Affiliate of the Company or a successor to the Company will be considered employment by the Company for purposes of this Agreement, and the Executive's employment with the Company shall be considered terminated only if the Executive is no longer employed by the Company or any of its Affiliates or successors. The term "Company" as used in this Agreement will be deemed to include Affiliates and successors. For purposes of this Agreement, the term" Affiliate" means the subsidiaries of the Company and other entities under common control with the Company. If the Executive is employed by an

Affiliate or a successor, the term "Board of Directors" as used in this Sections 4 and 5 means the Board of Directors of the Executive's employer.

4. Compensation and Benefits.

As remuneration for all services to be rendered by the Executive during the term of this Agreement, and as consideration for complying with the covenants herein, the Company shall pay and provide to the Executive the following:

4.1. Base Salary. The Company shall pay the Executive a Base Salary in an amount which shall be established from time to time by the Board of Directors of the Company or the Board's designee provided; however, that, subject to Section 5.4 (a), such Base Salary shall not be less than the base salary of the Executive as of the date of this Agreement. Base Salary shall be paid to the Executive in periodic installments at such times as salaries are generally paid to other key members of the Company's management team and consistent with the normal payroll practices of the Company.

The Executive's Base Salary shall be reviewed at least annually during the term of this Agreement to ascertain whether, in the judgment of the Board or the Board's designee, such Base Salary should be increased, based primarily on the performance of the Executive during the year and the market pay for similarly situated professionals performing similar duties to the Executive.

4.2. Incentive Award. The Executive will be entitled to receive incentive awards if and to the extent that the Board of Directors determines in good faith that the Executive's performance merits payment of an award according to the terms of any incentive compensation plans applicable to key members of the Company's management team.

4.3. Other Cash Remuneration Except as set forth in Section 5, in addition to the remuneration set forth herein, the Company agrees as follows:

(a) The Company shall make a payment to the Executive in the amount of $300,000.00. Such payment shall be made between the date this Agreement is signed by both parties and January 2, 2003, inclusive. The date of payment shall be at the option of the Executive who shall give the Company seven (7) days notice of the date to receive the payment.

(b) If the Executive remains employed for the entire initial term of this Agreement, the Company agrees to pay Executive the amount of $390,000.00.

(c) If Executive's employment terminates before the expiration of the initial term of this Agreement, but after the second anniversary, the Company shall pay to the Executive the amount of $270,000.00.

(d) If Executive's employment terminates before the date in Section 4.3 (c), but after the first anniversary of this Agreement, the Company shall pay to the Executive the amount of $ 150,000.00.

All payments by the Company to the Executive made pursuant to this Section 4.3 shall be made as soon as possible after the applicable date and in a lump sum, less applicable taxes as determined by the Company.

4.4. Other Benefits.

During the Term of this Agreement, while the Executive is employed by the Company, the Executive will be eligible to participate in a similar manner as other key members of the Company's management team in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs provided by the Company for its executives or employees from time to time.

4.5. Relocation.

Within one year from the date of this Agreement, the Executive agrees to relocate his principal office to the Company's headquarters in Washington, D.C. In this regard, the Company agrees to pay Executive's relocation expenses under the Company's relocation policy for similarly situated executives as in effect on the date of Executive's relocation.

5. Termination of Employment.

5.1 Disability or Death. If the Executive dies during the term of this Agreement, the Company shall pay to the Executive's estate, in a lump sum and as soon as practicable after the date of death, any remaining amounts to which the Executive would have been entitled under Section 4.3 of the Agreement, had the Executive remained actively employed for the entire term of this Agreement. If the Executive becomes disabled during the term of this Agreement and is found to be entitled to long-term disability benefits under the Company's disability plan or policy, the Company shall pay to the Executive any remaining amounts to which the Executive would have been entitled under Section 4.3 of the Agreement had the Executive remained actively employed, as if the Executive had remained actively employed.

5.2. Involuntary Termination by the Company Without Cause. The Board may terminate the Executive's employment, as provided under this Agreement, at any time, for reasons other than death, Disability, Retirement, or for Cause, by notifying the Executive in writing of the Company's intent to terminate, at least thirty (30) calendar days prior the effective date of such termination.

Upon the effective date of such termination, following the expiration of the thirty (30) day notice period, the Company shall pay to the Executive a lump-sum cash payment equal to the amount the Company would have paid to the Executive under Section 4.3 had the Executive remained employed by the Company through the initial Term of the Agreement. In addition, if the Company makes provisions generally applicable to other key members of the management regarding involuntary termination in the case of a Change in Control, Executive shall be eligible for the same provisions as similarly situated key members of management team.

5.3. Termination for Cause. Nothing in this Agreement shall be construed to prevent the Board from terminating the Executive's employment under this Agreement for "Cause." For purposes of this Agreement, the term "Cause" means (i) intentional fraud or material misappropriation with respect to the business or assets of the Company, (ii) persistent refusal or willful failure of the Executive to perform substantially his duties and responsibilities to the Company, which continues after the Executive receives notice of such refusal or failure, (iii) conduct that constitutes disloyalty to the Company, and that materially damages the property, business or reputation of the Company, or (iv) conviction of a felony involving moral turpitude. If the Executive is terminated for Cause, no payments will be due under this Agreement.

5.4. Termination by Executive for Good Reason. At any time during the term of this Agreement, the Executive may terminate this Agreement for Good Reason (as defined below) by giving the Board of Directors of the Company thirty (30) calendar days written notice of intent to terminate, which notice sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination.

Upon the expiration of the thirty (30) day notice period, the Good Reason termination shall become effective, and the Company shall pay and provide to the Executive the benefits set forth in this Section 4.3.Good Reason shall mean, without the Executive's express written consent, the occurrence of any one or more of the following:

(a)   A reduction by the Company of the Executive's base salary in effect on the date of this Agreement, or as the same shall be increased from time to time, unless such reduction is (i) replaced by an incentive opportunity of equal value; or (ii) is consistent and proportional with an overall reduction in management compensation due to extraordinary business conditions, including but not limited to reduced profitability and other financial stress;

(b)   The assignment of the Executive to duties materially inconsistent with the Executive's authorities, duties, responsibilities, and status (including offices, titles, and reporting requirements) as an officer of the Company, or a reduction or alteration in the nature or status of the Executive's authorities, duties, or responsibilities from those in effect during the immediately preceding fiscal year, other than an insubstantial and inadvertent act that is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(c)   Except as provided in Section 4.5, without the Executive's consent, the Company's requires the Executive to be based at a location which is at least fifty (50) miles further from the Executive's residence (as of the first anniversary of this Agreement), than is such residence from the Company's current headquarters, except for required travel on the Company's business to an extent substantially consistent with the Executive's business obligations;

(d)   A failure by the Company to meet any obligation under Section 4 herein.

(e)   The failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform this Agreement.

Upon a termination of the Executive's employment for Good Reason under this Agreement, the Executive shall be entitled to receive the same payments and benefits as he would be entitled to receive following an involuntary termination of his employment by the Company without Cause, as specified in Section 5.2 herein within thirty (30) calendar days following the effective date of employment termination.

WITNESS the following signatures:

PEPCO HOLDINGS, INC.   EXECUTIVE

DENNIS R. WRAASE   JAMES P. LAVIN

By: D. R. Wraase   By: James P. Lavin
        President and Chief Operating Officer